Tropical PC, Inc.
                    1107 E. Desert Inn Road, Suite 5
                         Las Vegas, NV  89109
                         Fax:  (702) 221-1963

August 28, 2008

VIA EDGAR TRANSMISSION
----------------------

Mail Stop 3561

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC  20549

Attention:  Mr. Anthony Watson

Re:  Tropical PC, Inc.
     Form 10KSB for the Year Ended December 31, 2007
     Filed on August 5, 2008
     File No. 0-52171

Dear Mr. Watson:

On behalf of Tropical PC, Inc. (the "Company"), we acknowledge receipt of your comment letter, dated July 22, 2008 regarding our annual report on Form 10KSB File No. 0-52171. For your convenience, each of your comments has been reproduced below, followed by the Company's response to such comment.

1.  Internal Control Over Financial Reporting.
----------------------------------------------

It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, its appears you are required to report on your management's assessment of internal control over financial reporting.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

Finally, we note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-B. Please revise these certification to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-B.

RESPONSE: We respectfully note the Staff's comment. We have amended our annual report which now provides that our report on our internal controls over our financial reporting is not effective. We have also updated our certifications to comply with the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-B.

2.  Form Type.
--------------

We note that your most recent quarterly report for the period ending March 31, 2008 was on Form 10-QSB and not Form 10-Q. Beginning February 4, 2008, companies formerly classified as "small business issuers" under Regulation S-B must file their quarterly reports on Form 10-Q after they have filed annual report for the fiscal year ending after December 15, 2007. Although small business issuers are now required to file on Form 10-Q, the disclosure requirement for that form are now tailored for smaller companies.

Although we are not asking you to correct your most recent filing just to reflect the proper form type, we ask that you review your filing requirements and consider whether any action is necessary if your most recently filed quarterly report does not contain all required material information.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

o the company is responsible for the adequacy and accuracy of the disclosure in the filing;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


RESPONSE: We respectfully note the Staff's comment. We shall file our future Quarterly Report on Form 10-Q. We have reviewed our filing requirements and we believe, to the best of our abilities, that our most recent quarterly report contains all required material information.

Further, on behalf of the company, we acknowledge that:

o the company is responsible for the adequacy and accuracy of the disclosure in the filing;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for bringing this matter to our attention.

Sincerely,

/s/ Jorge Moreno
-----------------------
    Jorge Moreno
    Chief Executive Officer
    Chief Financial Officer